YUKON-NEVADA GOLD CORP. HOLDS 2010 ANNUAL GENERAL AND SPECIAL MEETING

Vancouver, BC – May 17, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, President and CEO of Yukon-Nevada Gold Corp. (the “Company”) is pleased to announce that shareholders approved all resolutions brought before them at the Company’s Annual General and Special Meeting (the “AGM”) held in Vancouver, British Columbia on May 13, 2010.

Highlights of the meeting include:

Election of Directors

The following management nominees stood for election and were duly elected: Robert Baldock, Jean-Edgar de Trentinian, Graham C. Dickson, John Greenslade, Simon Solomonidis. Messrs Pierre Besuchet, Gerald Ruth and Jay Schnyder were nominated from the floor and elected to the Company’s Board of Directors. The Company’s Board of Directors now comprises eight directors, the majority of whom are independent.

Mr. Greenslade began his career in the mining industry in 1968. He graduated from the University of British Columbia (“UBC”) in 1972 with a Bachelor of Applied Science in Mineral Engineering and joined Placer Development Corp. (now Placer Dome Inc.) as a metallurgist. Mr. Greenslade received a Master of Engineering degree in 1975 from the UBC and also graduated with a Bachelor of Laws in 1978 from the UBC Faculty of Law. He has been involved in the funding of numerous mining projects in Canada, the United States, Mexico and Peru, at all stages of exploration, development, construction and production, in various capacities, including legal counsel, senior management, and as director of a TSE listed company, from October 1995 to July 1999 and as President & CEO of Baja Mining Corp., which is currently in construction stage at the Boleo Project, Mexico

Mr. Schnyder is a member of the management committee (Head of Refining) of MKS Finance SA, a precious metals and financial services group of companies specializing in all aspects of gold and other precious metals processing and trading based in Switzerland.

Mr. Ruth graduated from Wilfrid Laurier University with a Bachelor of Business Administration (Hons.) in 1981 and earned his designation as a Chartered Accountant in 1983. Mr. Ruth who is currently CEO of Gersan Capital Corp. and a Director of Ecosse Energy Corp. has been an independent corporate finance consultant since 2003, a Director and audit committee member of various private and public companies including formerly TSX listed Western Goldfields Inc. Mr. Ruth was with the Toronto Stock Exchange for over 15 years and was the head of the listings group for the last six of those years.

Mr. Besuchet is a director the Faisal Private Bank (Switzerland) and the Indufina Industrielle et Finance Holding (Switzerland) and is a director of the following North American Companies: W2 Energy Inc., FNDS3000 Corp and Solar Energy Initiatives, Inc. Mr. Besuchet has held senior positions with various banks in Geneva including Union Bank of Switzerland, Banque Nationale de Paris, Banque Romande of

Switzerland and Credit Suisse of Switzerland. Mr. Besuchet has also been on the board of several Canadian companies including Novagold, Lundin Mining and Orko Silver Corp.

We would like to thank the outgoing Board Members, Robert Chafee, Terry Eisenman and John Fox for their time and dedication over the past few years and extends best wishes to their future endeavours.

Adoption of Amended Stock Option Plan

Shareholders approved the adoption of an up-dated Stock Option Plan for the Company which sets the maximum number of the Company’s common shares that may the subject of options to 10% of the Company’s issued and outstanding share capital. This will serve to promote the interests of the Company and its shareholders by strengthening the Company’s ability to attract persons of experience and ability to serve as directors, officers or employees of or consultants to the Company, and to encourage existing directors, officers or employees of or consultants to promote the affairs of the Company.

Adoption of the Plan is subject to Toronto Stock Exchange approval.

Other AGM Results

KPMG LLP, Chartered Accountants, were re-appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.